Exhibit 99.1

NEWS RELEASE

Fortuna intersects 14.2 g/t Au over 16.8 meters at the Kingfisher prospect, Séguéla Mine, Côte d’Ivoire

Vancouver, September 10, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration programs at the Séguéla Mine in Côte d’Ivoire.

Séguéla Mine exploration highlights

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Kingfisher is rapidly shaping up as a substantial prospect for Séguéla, with a drill defined strike now over 2 kilometers in length and it remains open at depth. Recent drilling highlights include 14.2 g/t Au over an estimated true width of 16.8 meters from 100 meters from drill hole SGRC1865 with mineralization remaining open at depth.” Mr. Weedon continued, “In addition to exploration success at Kingfisher, infill and depth extension drilling at the Sunbird deposit continues to support underground mining potential, with results including 8.8 g/t Au over an estimated true width of 6.3 meters from 301 meters from drill hole SGDD140.”

Kingfisher prospect drilling highlights include:

SGRC1865:	14.2 g/t Au 31.0 g/t Au 29.6 g/t Au 64.6 g/t Au

over an estimated true width of 16.8 meters from 100 meters, including over an estimated true width of 1.4 meters from 105 meters, and over an estimated true width of 1.4 meters from 115 meters, and over an estimated true width of 1.4 meters from 120 meters

SGRC1866:	3.0 g/t Au	over an estimated true width of 18.2 meters from 21 meters
SGRC1869:	2.7 g/t Au	over an estimated true width of 30.1 meters from 68 meters
SGRD1874:	5.5 g/t Au	over an estimated true width of 9.1 meters from 89 meters
SGRD1879:	3.7 g/t Au	over an estimated true width of 15.4 meters from 129 meters

A further 58 holes for 6,966 meters was completed at the Kingfisher prospect (refer to Figure 1), defining continuous mineralization over more than 2 kilometers of strike and merging the previous three separate lodes into a single zone of continuous mineralization (refer to Figure 2). Drilling is continuing, testing the depth potential along this zone with additional exploratory drilling planned to the south where only minimal surface geochemistry is available. Kingfisher was a “blind” discovery with 1 to 2 meters of transported cover giving rise to very muted or no geochemical signature. Kingfisher remains open at depth for most of the drilled 2-kilometer strike, with the deepest drilling only testing to approximately 200 meters below surface (refer to Figure 3).

Additional drilling at Kingfisher has further refined the understanding of the mineralization controls, with a clear association identified along the strongly deformed contact zone between a series of felsic intrusives, quartz veining, and host basaltic units. The change in strike orientation along the structure from north-south to north-east coincides with the higher grade, broader mineralization intervals. Mineralization is characterized by silica-biotite-sericite-carbonate alteration and pyrite development within and adjacent to the quartz veining, similar to the Boulder and Agouti deposits, 1 to 3 kilometers further north in the same sequence and in similar structural positions. This structure has been identified from regional aeromagnetic surveys as extending the 32-kilometer length of the Seguela permit, highlighting the regional prospectivity of the project.

Drilling is scheduled with two drilling rigs to continue throughout the remainder of 2024 with the aim of expanding the strike and depth potential of Kingfisher and supporting a maiden Inferred resource early in 2025.

Figure 1: Location of the Kingfisher prospect

Fortuna Mining
Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
P3
8km
BARANA
BADIOR
5km
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
PROCESSING
PLANT
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
KINGFISHER
SUNBIRD
P1
ANCIEN
N
0
2.5
5km
FOLLY
Datum: WGS84_29N
Date: 1 March 2024

Figure 2: Kingfisher prospect long-section - looking west

Figure 3: Kingfisher prospect cross section line 892550 - looking north

Sunbird Deposit drilling highlights include:

SGDD139:	8.5 g/t Au	over an estimated true width of 5.6 meters from 375 meters
SGDD140:	4.2 g/t Au 8.8 g/t Au 4.6 g/t Au	over an estimated true width of 7.7 meters from 268 meters, and over an estimated true width of 6.3 meters from 301 meters, and over an estimated true width of 8.4 meters from 324 meters
SGRD2082:	8.0 g/t Au	over an estimated true width of 4.9 meters from 264 meters
SGRD2083:	6.6 g/t Au	over an estimated true width of 6.3 meters from 359 meters

At Sunbird, results from the first 5 holes, totaling 2,010 meters of a planned 12,000-meter drilling program have been received, including 8.8 g/t Au over an estimated true width of 6.3 meters from 301 meters in drill hole SGDD140 (refer to Figure 4). The program is designed to infill and extend the current mineralized footprint as part of a program to evaluate underground mining potential, with mineralization remaining open 600 meters below surface, or more than 800 meters down plunge from the margin of the planned open pit.

This work will continue for the remainder of 2024, supported by preliminary underground mining studies.

Figure 4: Sunbird long section - looking west

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program at the Séguéla Gold Mine.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported to ALS’s preparation laboratory in Yamoussoukro, Cote d’Ivoire before also being transported via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the exploration potential at the Kingfisher prospect, including the proposed plan to continue with exploratory drilling to the south of the prospect; and to continue drilling with two rigs throughout the remainder of 2024 with the intention of supporting a maiden inferred mineral resource in early 2025; statements about the exploration potential at the Sunbird deposit which may support the potential for underground mining at the Sunbird deposit; the Company’s objectives for the current drilling program at the Séguéla Mine and expectations regarding additional drilling and exploration programs planned; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labour, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the possibility that the appeal in respect of the ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties including the Diamba Sud Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1 - Séguéla Mine

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
SGRC1858	743649	891799	390	90	90	-60			0	0	NSI	RC	Kingfisher
SGRC1859	743613	891797	412	116	90	-60			0	0	NSI	RC	Kingfisher
SGRC1860	743673	892350	371	66	90	-60	40	41	1	0.7	5.6	RC	Kingfisher
							47	48	1	0.7	11.6	RC	Kingfisher
SGRC1861	743641	892349	373	136	90	-60	85	90	5	3.5	4.7	RC	Kingfisher
						Incl.	85	86	1	0.7	15.3	RC	Kingfisher
							95	130	35	24.5	1.9	RC	Kingfisher
SGRC1862	743639	892300	401	150	90	-60	77	87	10	7	0.6	RC	Kingfisher
							92	131	39	27.3	1.7	RC	Kingfisher
						Incl.	119	120	1	0.7	12.1	RC	Kingfisher
SGRC1863	743669	892302	396	72	90	-60	67	72	5	3.5	1.2	RC	Kingfisher
SGRC1864	743671	892247	388	96	90	-60	19	27	8	5.6	0.7	RC	Kingfisher
							47	53	6	4.2	4.7	RC	Kingfisher
						Incl.	48	49	1	0.7	14.9	RC	Kingfisher
							57	77	20	14	4.3	RC	Kingfisher
						Incl.	70	72	2	1.4	27.5	RC	Kingfisher
							83	95	12	8.4	3.8	RC	Kingfisher
						Incl.	85	87	2	1.4	15.2	RC	Kingfisher
SGRC1865	743639	892253	394	130	90	-60	63	70	7	4.9	0.8	RC	Kingfisher
							75	86	11	7.7	0.7	RC	Kingfisher
							100	124	24	16.8	14.2	RC	Kingfisher
						Incl.	101	102	1	0.7	18.7	RC	Kingfisher
						And	105	107	2	1.4	31.1	RC	Kingfisher
						And	115	117	2	1.4	29.6	RC	Kingfisher
						And	118	119	1	0.7	21.4	RC	Kingfisher
						And	120	122	2	1.4	64.6	RC	Kingfisher
SGRC1866	743688	892151	399	52	90	-60	21	47	26	18.2	3.0	RC	Kingfisher
						Incl.	39	40	1	0.7	11.6	RC	Kingfisher
SGRC1867	743654	892151	400	114	90	-60	35	39	4	2.8	12.6	RC	Kingfisher
						incl.	37	38	1	0.7	42.9	RC	Kingfisher
							53	60	7	4.9	1.1	RC	Kingfisher
							65	72	7	4.9	3.2	RC	Kingfisher
							77	79	2	1.4	10.6	RC	Kingfisher
						incl.	77	78	1	0.7	20.6	RC	Kingfisher
SGRC1869	743626	892150	408	157	90	-60	68	111	43	30.1	2.7	RC	Kingfisher
						incl.	69	70	1	0.7	14.1	RC	Kingfisher
						and	75	76	1	0.7	14.2	RC	Kingfisher
SGRC1870	743671	892051	411	67	90	-60			0	0	NSI	RC	Kingfisher
SGRC1872	743643	892050	414	114	90	-60	45	64	19	13.3	0.6	RC	Kingfisher
							73	79	6	4.2	1.2	RC	Kingfisher
SGRD1873	743606	892349	407	190	90	-60	113	122	9	6.3	1.9	RC	Kingfisher
							126	139	13	9.1	1.0	RC	Kingfisher
							143	147	4	2.8	1.5	RC	Kingfisher
SGRD1874	743637	892200	398	190	90	-60	53	78	25	17.5	2.1	RC	Kingfisher
						incl.	62	63	1	0.7	15.3	RC	Kingfisher
							89	102	13	9.1	5.5	RC	Kingfisher
						incl.	93	94	1	0.7	16.4	RC	Kingfisher
						and	98	99	1	0.7	12.1	RC	Kingfisher
							106	117	11	7.7	4.1	RC	Kingfisher
						incl.	113	114	1	0.7	31.1	RC	Kingfisher

SGRD1875	743607	892303	408	200	90	-60	115	125	10	7	2.0	RC	Kingfisher
						incl.	119	120	1	0.7	10.2	RC	Kingfisher
SGRD1876	743609	892050	420	180	90	-60			0	0	NSI	RC	Kingfisher
SGRD1877	743609	892252	396	180.4	90	-60	101	123	22	15.4	1.4	RC	Kingfisher
							130	136	6	4.2	3.6	RC	Kingfisher
							140	142	2	1.4	3.1	RC	Kingfisher
SGRD1878	743588	892091	420	210	90	-60	143	147	4	2.8	1.7	RC	Kingfisher
SGRD1879	743584	892150	399	230	90	-60	111	118	7	4.9	3.9	RC	Kingfisher
						incl.	111	112	1	0.7	11.6	RC	Kingfisher
							129	151	22	15.4	3.7	RC	Kingfisher
						incl.	131	134	3	2.1	17.6	RC	Kingfisher
SGRC2029	743680	891950	411	50	90	-60	0	5	5	3.5	1.3	RC	Kingfisher
SGRC2030	743650	891951	414	110	90	-60			0	0	NSI	RC	Kingfisher
SGRD2043	743582	891749	400	190	90	-60			0	0	NSI	RC	Kingfisher
SGRD2044	743533	891492	388	190.4	90	-60			0	0	NSI	RC	Kingfisher
SGRC2045	743622	891451	384	60	90	-60					2.0	RC	Kingfisher
SGRC2046	743595	891399	387	100	90	-60					NSI	RC	Kingfisher
SGRD2048	743575	891341	377	132	90	-60	70	78	8	5.6	1.1	RC	Kingfisher
							85	93	8	5.6	0.7	RC	Kingfisher
SGRC2049	743590	891149	360	54	90	-60			0	0	NSI	RC	Kingfisher
SGRC2050	743560	891150	363	121	90	-60			0	0	NSI	RC	Kingfisher
SGRD2051	743615	891950	425	180	90	-60	69	90	21	14.7	0.9	RC	Kingfisher
SGRC2052	743591	891550	411	105	90	-60			0	0	NSI	RC	Kingfisher
SGRD2053	743565	891550	394	171	90	-60			0	0	NSI	RCD	Kingfisher
SGRC2054	743591	891273	351	100	90	-60	72	76	4	2.8	3.9	RC	Kingfisher
						incl.	74	75	1	0.7	14.5	RC	Kingfisher
SGRD2055	743553	891249	392	165.5	90	-60			0	0	NSI	RCD	Kingfisher
SGRC2057	743585	891599	408	120	90	-60			0	0	NSI	RC	Kingfisher
SGRC2058	743646	891200	386	50	90	-60			0	0	NSI	RC	Kingfisher
SGRC2059	743613	891652	386	99	90	-60	35	42	7	4.9	1.3	RC	Kingfisher
							90	95	5	3.5	1.5	RC	Kingfisher
SGRC2060	743617	891200	371	110	90	-60			0	0	NSI	RC	Kingfisher
SGRC2061	743585	891649	386	144	90	-60			0	0	NSI	RC	Kingfisher
SGRC2062	743618	891750	389	106	90	-60			0	0	NSI	RC	Kingfisher
SGRC2063	743590	891201	389	61	90	-60			0	0	NSI	RC	Kingfisher
SGRC2064	743627	891848	408	102	90	-60	43	52	9	6.3	0.6	RC	Kingfisher
SGRD2065	743595	891849	420	168.4	90	-60			0	0	NSI	RCD	Kingfisher
SGRD2066	743503	891340	400	240.4	90	-60			0	0	NSI	RCD	Kingfisher
SGRD2067	743526	891249	385	220	90	-69	127	136	9	6.3	0.7	RCD	Kingfisher
SGRD2068	743576	891800	404	203.3	90	-60			0	0	NSI	RCD	Kingfisher
SGRC2069	743646	891749	402	50	90	-60	16	24	8	5.6	0.8	RC	Kingfisher
SGRC2070	743658	891848	409	57	90	-60			0	0	NSI	RC	Kingfisher
SGRC2071	743641	891651	399	54	90	-60			0	0	NSI	RC	Kingfisher
SGRC2072	743626	891550	300	81	90	-60	44	49	5	3.5	2.8	RC	Kingfisher
						incl.	48	49	1	0.7	12.9	RC	Kingfisher

SGRC2073	743594	891450	387	100	90	-60			0	0	NSI	RC	Kingfisher
SGRC2074	743623	891400	388	73	90	-60	67	72	5	3.5	2.8	RC	Kingfisher
SGRD2076	743538	891550	399	201.2	90	-60	124	132	8	5.6	1.5	RCD	Kingfisher
SGRC2100	743648	891154	382	50	90	-60			0	0	NSI	RC	Kingfisher
SGRC2101	743619	891150	383	91	90	-60			0	0	NSI	RC	Kingfisher
SGRC2102	743615	891252	387	40	90	-60			0	0	NSI	RC	Kingfisher
SGRD2105	743532	891447	385	168.1	90	-60	105	117	12	8.4	0.8	RCD	Kingfisher
SGRD2106	743564	891445	383	147.3	90	-60	90	98	8	5.6	0.7	RCD	Kingfisher
SGDD139	742496	892459	528	480.4	90	-60	375	383	8	5.6	8.5	DD	Sunbird
						incl.	376	378	2	1.4	23.0	DD	Sunbird
							395	401	6	4.2	3.7	DD	Sunbird
						incl.	398	399	1	0.7	20.7	DD	Sunbird
SGDD140	742538	892460	533	360	90	-60	268	279	11	7.7	4.2	DD	Sunbird
						incl.	270	271	1	0.7	24.8	DD	Sunbird
							283	289	6	4.2	0.9	DD	Sunbird
							301	310	9	6.3	8.8	DD	Sunbird
						incl.	305	307	2	1.4	36.8	DD	Sunbird
							324	336	12	8.4	4.6	DD	Sunbird
						incl.	326	328	2	1.4	19.1	DD	Sunbird
SGRD2082	742549	892435	543	310.2	90	-60	230	231	1	0.7	12.5	RCD	Sunbird
							264	271	7	4.9	8.0	RCD	Sunbird
						incl.	264	265	1	0.7	40.1	RCD	Sunbird
SGRD2083	742519	892409	541	380.1	90	-60	305	307	2	1.4	3.3	RCD	Sunbird
							338	341	3	2.1	6.0	RCD	Sunbird
						incl.	338	339	1	0.7	16.2	RCD	Sunbird
							359	368	9	6.3	6.6	RCD	Sunbird
						incl.	360	362	2	1.4	21.4	RCD	Sunbird
SGRD2085	742489	892409	535	480	90	-60			0	0	NSI	RCD	Sunbird

Notes:

1.EOH: End of hole

2.NSI: No significant intercepts

3.ETW: Estimated true width

4.Depths and widths reported to nearest significant decimal place

5.RC: reverse circulation drilling |DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail